August 25, 2005


Via facsimile and U.S. Mail

Cameco Corporation
Kim Goheen
Senior Vice-President, and
Chief Financial Officer
2121 - 11th Street West
Saskatoon, Saskatchewan, S7M 1J3
Canada

            RE:        Cameco Corporation
                          Form 40-F filed on March 15, 2005
                           File number 001-14228

Dear Mr. Goheen:

      We have reviewed your response letters dated July 11, 2005 and
July 25, 2005 and have the following comments. Our review has been limited to those matters specifically addressed in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.



Form 40-F filed on March 15, 2005

2004 Consolidated Financial Statements

Revenue Recognition, Page 40

1. In your future filings, please expand your disclosure to clarify the three types of revenue arrangements involving sale of uranium and toll conversion services and discuss how you recognize revenue under each arrangement. Please specifically state that you do not enter into arrangements with multiple deliverables including back-to-back arrangements with a single customer.

2004 Management`s Discussion and Analysis

Accounting Change, Page 55

2. We have considered your respond to prior comment number one on our letter dated July 8, 2005. Please contact us at your earliest convenience to discuss the resolution of this comment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief

??

??

??

??

Cameco Corporation
August 25, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE  WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
      Mail Stop 7010